Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 11, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
05/04/2022	EXM	10,770	208.3179	2,243,583.50
06/04/2022	EXM	14,407	202.4619	2,916,868.50
07/04/2022	EXM	10,442	201.5519	2,104,605.40
08/04/2022	EXM	5,122	201.8376	1,033,812.40
Total	—	40,741	203.6982	8,298,869.80

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till April 8, 2022, the total invested consideration has been:
•Euro 40,613,712.35 for No. 215,916 common shares purchased on the EXM
•USD 9,990,538.84 (Euro 9,133,362.89*) for No. 52,571 common shares purchased on the NYSE.

As of April 8, 2022, the Company held in treasury No. 10,696,692 common shares equal to 4.16% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 1, 2019 until April 8, 2022, the Company has purchased a total of 5,576,974 own common shares on EXM and NYSE, excluding transactions for Sell to Cover, for a total consideration of Euro 853,167,641.79.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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